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SECUR[illegible] 13031750 [illegible]MMISSION

SEC
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MAY 30 2013
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC File Number
8-46604

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 04/01/12 and ending 3/31/13

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Loewen, Ondaatje, McCutcheon USA Limited

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
Hazelton Lanes, East Tower, 55 Avenue Road, Suite 2250
(No. and Street)

Toronto	Ontario,Canada	M5R 3L2
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Garrett Herman (416)964-4455
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – *if individual, state last, first, middle name*)

1211 W. 22nd Street, Suite 110
(No. and Street)

Oak Brook	Illinois	60523
(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

CD 6/3/13

Cb 6/10/13

LOEWEN, ONDAATJE, McCUTCHEON
USA LIMITED

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

MARCH 31, 2013

OATH OR AFFIRMATION

I, **Garrett Herman**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Loewen, Ondaatje, McCutcheon USA Limited as of March 31, 2013, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.



Signature

Chairman, CEO
Title



Notary Public
David Stone (Lawyer)

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


DeMarco
Sciaccotta
Wilkens &
Dunleavy

INDEPENDENT AUDITORS' REPORT

Board of Directors
Loewen, Ondaatje, McCutcheon USA Limited

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Loewen, Ondaatje, McCutcheon USA Limited (the Company) as of March 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

1211 West 22nd Street, Suite 110 | Oak Brook, Illinois 60523 | Phone: 708.489.1680 Fax: 847.750.0490 | **dscpagroup.com**

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred a net loss in 2013 that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to this matter are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Loewen, Ondaatje, McCutcheon USA Limited as of March 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Oak Brook, Illinois
May 20, 2013

LOEWEN, ONDAATJE, McCUTCHEON USA LIMITED

Statement of Financial Condition
(Expressed in U.S. dollars)

March 31, 2013

Assets

Cash and cash equivalents	$ 330,822
Segregated cash	67,609
Receivable and deposit with carrying broker	52,493
Prepaid expenses and other assets	123,916
Property and equipment - net	5,052
Total assets	$ 579,892

Liabilities and Stockholder's Equity (Deficit)

Liabilities:	
Accounts payable and accrued liabilities	$ 71,258
Due to parent	34,307
Total liabilities	105,565
Subordinated liabilities	606,000
Stockholder's equity:	
Capital stock	600,000
Additional paid-in capital	1,380,000
Retained earnings (deficit)	(2,111,673)
Total stockholder's equity (deficit)	(131,673)
Total liabilities and stockholder's equity (deficit)	$ 579,892

The accompanying notes are an integral part of this financial statement

1. Organization, going concern uncertainty and significant accounting policies:

Loewen, Ondaatje, McCutcheon USA Limited (the "Company") was incorporated under the Ontario Business Corporations Act on September 16, 1993. In the United States of America, the Company is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company performs corporate finance services for U.S. institutions and earns commission income for securities trade execution for U.S. resident institutional clients. The Company computes its regulatory net capital under the alternative method. The Company cleared all transactions with, and for its customers through, its parent, Loewen, Ondaatje, McCutcheon Limited ("LOM"). Through LOM, the Company had a Clearing Agreement with National Bank Correspondent Network Inc. ("Clearing Broker") until July 2012. During the year, the Company signed an introducing/carrying agreement with RBC Correspondent Services, a division of RBC Capital Markets, LLC. Accordingly, the Company does not hold customer securities or perform custodial functions relating to customer accounts.

The Company is a wholly owned subsidiary of LOM, a Canadian-owned and regulated investment dealer. LOM is a member of the Investment Industry Regulatory Organization of Canada. The Company's head office is located in Toronto, Ontario, Canada.

Continuing operations of the Company are dependent on LOM's ability to attract and retain clients on behalf of the Company.

The financial statements have been prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and, accordingly, will be able to realize its assets and discharge its liabilities and commitments in the normal course of operations. The Company has experienced a net loss during the year which casts substantial doubt about the appropriateness of the going concern assumption. The Company's ability to continue as a going concern is dependent on the continued financial support of LOM, the achievement of profitable operations through ongoing business activities and/or through a successful transaction involving a merger with a profitable dealer. The Company is currently pursuing various strategies to facilitate the achievement of profitable operations. While there is no certainty that these strategies will be sufficient to permit the Company to continue in operation for the foreseeable future, management believes that the Company will be able to continue as a going concern. These financial statements do not include any adjustments that would be necessary if the going concern basis of presentation were not appropriate.

1. Organization, going concern uncertainty and significant accounting policies (continued):

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The significant accounting policies are as follows:

(a) Cash and cash equivalents:

The Company considers deposits in banks and term deposits with original maturities of three months or less as cash and cash equivalents.

(b) Securities transactions and balances:

Customers' securities transactions are recorded on a settlement date basis, with related commission income and expense recorded on a trade date basis. Interest income is recorded on an accrual basis.

(c) Underwriting and advisory revenue:

Investment banking revenue includes gains, losses and fees arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenue also includes fees earned from providing merger-and-acquisition and financial restructuring or capital market advisory services. Investment banking revenue is recognized when the underwriting is completed under terms of the engagement and the income is reasonably determinable and collection is assured. Investment advisory fees are recognized as earned over the term of the contract.

(d) Fair values of financial assets and liabilities:

Securities are recorded at fair value, and other non-trading assets and liabilities are recorded at their original amortized cost less allowances or write-downs for impairment. Where there is no quoted market value, fair value is determined using a variety of valuation techniques and assumptions. The values are based upon the estimated amounts for individual assets and liabilities and do not include an estimate of the fair value of any of the legal entities or underlying operations that comprise our business.

1. Organization, going concern uncertainty and significant accounting policies (continued):

Fair value amounts disclosed represent point-in-time estimates that may change in subsequent reporting periods due to market conditions or other factors. Fair value represents our estimate of the amounts for which we could exchange the financial instruments with willing third parties who were interested in acquiring the instruments. In most cases, however, the financial instruments are not typically exchangeable or exchanged and therefore, it is difficult to determine their fair value. In those cases, we have estimated fair value taking into account only changes in interest rates and credit risk that have occurred since we acquired them or entered into the underlying contracts. These calculations represent management's best estimates based on a range of methodologies and assumptions; since they involve uncertainties, the fair values may not be realized in an actual sale or immediate settlement of the instruments.

FASB ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

(i) Level 1:

Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

(ii) Level 2:

Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

(iii) Level 3:

Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

1. Organization, going concern uncertainty and significant accounting policies (continued):

(e) Translation of foreign currencies:

Assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the year-end rates of exchange. Revenue and expenses related to foreign currency transactions are translated into U.S. dollars at the average rates of exchange prevailing during the year. Gains or losses resulting from foreign currency translation are included in the statement of operations.

(f) Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the date of enactment.

(g) Use of estimates:

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

2. Financial instruments:

(a) Concentration of credit risk:

All the clearing and depository operations for the Company are performed through the Clearing Broker. The Company reviews, as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk associated with the non-performance counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes. Credit risk is the amount of accounting loss the Company would incur if the counterparty failed to perform its obligations under contractual terms.

In addition, the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. The Company believes it is not exposed to any significant credit risk to cash.

(b) Fair values of financial instruments:

The fair values of financial assets and liabilities approximate their carrying amounts due to their imminent maturity or short-term nature.

The Company had no financial instruments at March 31, 2013.

3. Deposit segregated pursuant to federal and other regulations:

A cash amount of $67,609 has been segregated in a special account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission ("SEC").

4. Related party transactions:

Under an operating agreement dated April 1, 1994, the Company has entered into an arrangement with its parent, LOM, whereby the parent will perform certain securities execution and clearing activities and record-keeping services as agent for the Company.

4. Related party transactions (continued):

In January 2011, the Company entered into an expense sharing agreement with LOM, its parent, whereby LOM would provide management and administrative services to the Company. The calculation of the amount charged for these services is reviewed and revised from time to time. The most current revision was in January 2013.

The intercompany balance due to the parent of $34,307 is payable on demand and is non-interest bearing.

Service fees of $3,885 and expense sharing of $435,100 were charged to the Company by LOM for the year ended March 31, 2013 and are included in service fees expense and operating, general and administrative expenses, respectively.

5. Furniture and equipment:

			2013
	Cost	Accumulated amortization	Net book value
Computers	$ 6,519	$ 1,467	$ 5,052
	$ 6,519	$ 1,467	$ 5,052

6. Subordinated loan:

	2013
Subordinated loan	$ 606,000

At March 31, 2013, the Corporation had an outstanding loan payable to its Parent Company. This loan is unsecured and repayable on demand. It is subordinated to the claims of the general creditors of the Corporation and has been issued pursuant to the standard uniform subordinated agreement required by FINRA. The subordinated borrowings are available in computing Net Capital. The loan bears interest at a rate of 2% and matures September 30, 2015. To the extent that such borrowings are required for the Corporation's continued compliance with capital requirements, the loan may not be repaid without the prior approval of FINRA.

7. Capital stock:

Authorized:		
Unlimited common shares		
Issued and outstanding:		
842,321 common shares	$	600,000
Additional paid up capital		1,380,000
	$	1,980,000

During the year, the Company's parent, LOM, injected additional capital of $880,000 into the Company, reflected as additional paid-in capital.

8. Regulatory net capital requirement:

In the United States of America, as a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the SEC ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items pursuant to SEC Rule 15c3-3. At March 31, 2013, the Company had net capital of $345,359, which is $95,359 in excess of the required minimum net capital of $250,000.

9. Income taxes:

The Company files its own federal and provincial tax returns. For Canadian tax purposes, the Company files a stand-alone tax return.

The income taxes payable consist of current taxes payable of $0. The current income taxes of $379, as included in the statement of operations, is determined in accordance with FASB ASC 740, *Accounting for Income Taxes*.

FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), an interpretation of FASB ASC 740 applies to all tax positions accounted for in accordance with FASB ASC 740 and is effective for the Company for the year ended March 31, 2013. The Company has assessed the impact of this standard and determined there is no material impact on its financial condition or results of operations.

10. Commitments and contingencies:

The Company is committed to various operating leases for premises. Minimum annual rentals under these leases amount to the following:

2014	242,816
2015	6,156
2016	1,539

11. Subsequent Events:

The Company has evaluated the effects of subsequent events that have occurred subsequent to year end, March 31, 2013, and through to May 20, 2013 which is the date the financial statements were available to be issued. LOM made an additional capital contribution of $80,000 to the Company on April 30, 2013.

12. Legal Proceedings:

In the normal course of business, the Company may be involved in litigation. At March 31, 2013, no litigation was pending against the Company nor is management aware of any unasserted claims or assessments against the Company.

13. Concentrations:

Approximately 56% of the Company's total revenue was derived from transactions on behalf of two customers.